SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended May 2001	Commission File Number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

BRITISH COLUMBIA SECURITIES COMMISSION

YEAR END REPORT

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.		QUARTER ENDED Dec. 31, 2000	DATE OF REPORT YY/MM/DD May 18, 2000
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY PROVINCE CALGARY AB	POSTAL CODE T2P 2V7	ISSUER FAX NO. (403)263-9888	ISSUER Telephone (403) 262-1838
CONTACT NAME DON L. DABBS	CONTACT POSITION Vice President & CFO		CONTACT TELEPHONE (403) 262-1838
CONTACT EMAIL ADDRESS dabbsd@birchmountain.com		WEB SITE ADDRESS www: birchmountain.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE /s/ Donald L. Dabbs	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 01/05/18
DIRECTOR'S SIGNATURE /s/Douglas J. Rowe	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 01/05/18

BIRCH MOUNTAIN RESOURCES LTD.
FORM 51-901F - YEAR END REPORT
December 31, 2000

SCHEDULE A: FINANCIAL STATEMENTS

The annual audited financial statements for the fiscal year ended December 31, 2000 prepared by Meyers Norris Penny are attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	a)	Summary of deferred exploration costs incurred during the four quarters ended December 31, 2000
Balance, beginning of period	$7,828,506
Assay	101,887
Land	1,582,951
Coring & supervision	220,970
Geological	109,898
Transportation & equipment	80,692
Personnel & supplies	205,915
Property Write Down	(1,792,338)

Balance, end of period	$8,338,431
b)	During the period the material expenditures were as follows:
Salaries, management fees & benefits	$475,912
Consulting	650,172
Shareholder services and promotion	278,583
Office	228,276
Professional fees	322,499
Research costs	160,539
Amortization	55,385
2.	Related party transactions during the period:
Included in shareholder services and promotion are amounts of $4,206 paid to a company controlled by the spouse of a director.
3.	Summary of securities issued and options granted during the period:
a) Securities issued during the period
Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
1/04/00	C. S.*	O. E.**	5,600	$0.59	$3,304.00	Cash
1/06/00	C. S.	W. E.***	7,500	$1.00	7,500.00	Cash
1/07/00	C. S.	O. E.	15,000	$0.70	10,500.00	Cash
1/13/00	C. S.	W. E.	20,000	$1.00	20,000.00	Cash
1/17/00	C. S.	O. E.	50,000	$0.38	18,750.00	Cash
1/18/00	C. S.	W. E.	150	$1.00	150.00	Cash
1/21/00	C. S.	Private Placement	1,528,463	$1.15	1,757,732.45	Cash
1/25/00	C. S.	Private Placement	817,228	$1.15	939,812.20	Cash
1/31/00	C. S.	Commission	19,565	-	-	-
2/02/00	C. S.	O. E.	15,000	$1.36	20,400.00	Cash
2/02/00	C. S.	Acquisition	400,000	$2.50		Property
2/03/00	C. S.	Acquisition	200,000	$2.50		Property
2/17/00	C. S.	O. E.	10,000	$0.22	2,200.00	Cash
2/28/00	C. S.	W. E.	10,000	$1.00	10,000.00	Cash
3/03/00	C. S.	O. E.	10,000	$035	3,500.00	Cash
3/06/00	C. S.	O. E.	50,000	$0.22	11,000.00	Cash
3/06/00	C. S.	O. E.	50,000	$0.35	17,500.00	Cash
3/09/00	C. S.	O. E.	10,000	$0.70	7,000.00	Cash
3/16/00	C. S.	W. E.	22,779	$1.00	22,779.00	Cash
3/17/00	C. S.	W. E.	17,500	$1.50	26,250.00	Cash
3/24/00	C. S.	W. E.	7,500	$1.00	7,500.00	Cash
3/24/00	C. S.	W. E.	10,556	$1.00	10,556.00	Cash
3/30/00	C. S.	W. E.	350	$1.00	350.00	Cash
4/12/00	C. S.	W. E.	1,331,115	$1.00	1,331,115.00	Cash
5/11/00	C. S.	O. E.	10,000	$0.70	7,000.00	Cash
5/19/00	C. S.	Commission	350,000			Fee
6/15/00	C. S.	O. E.	50,000	$0.70	35,000	Cash
7/5/00	C. S.	O. E.	150,000	$0.76	114,000.00	Cash
7/5/00	C. S.	O. E.	150,000	$0.375	56,250.00	Cash
7/5/00	C. S.	O. E.	50,000	$0.59	$29,500.00	Cash

        * C. S. = Common Share; **O. E. = Option Exercise; *** W. E. = Warrant Exercise

b) Options granted during the period:

Date	Number	Name or Description Of Optionee	Exercise Price	Expiry Date
nil	nil	nil	nil	nil

4.	Summary of securities as at the end of the reporting period:
a)	Description of authorized share capital:
Unlimited number of voting common shares without par value.
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares
b)	Number and recorded value for shares as at the end of this reporting period.
Issued and outstanding: 33,552,966
Value: $24,633,830
c)	Description of options and warrants outstanding.

Number	Exercise Price	Expiry Date
Warrants
228,153	$1.50	08/10/01
764,231	$1.50	10/22/01
408,614	$1.50	10/25/01
9,783	$1.50	10/31/01
Options
105,000	$0.70	11/21/01
75,000	$0.70	1/2/02
100,000	$0.70	3/24/02
10,000	$0.70	6/5/02
150,000	$0.90	3/9/03
75,000	$0.22	7/13/03
490,00	$0.35	11/16/03
30,000	$1.25	7/26/04
850,000	$1.36	11/18/04

d)	Included in issued capital stock at the end of this reporting period are 1,705,674 common shares held in escrow under the terms of a voluntary pooling agreement.
5.	Directors and Officers as at the date this report is signed and filed:
Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.        Description of Business

Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") is a mineral exploration and mineral technology company. Mineral exploration is confined to Alberta and Manitoba, Canada.

Landholdings

(December 31)	2000		1999		1998
Project	hectares	acres	hectares	acres	hectares	acres
Athabasca	765,306	1,891,105	791,631	1,956,162	791,603	1,956,092
Birch Mnt.	82,944	204,959	82,944	204,959	82,944	204,959
Caribou Mnt.	-	-	175,104	432,691	175,104	432,691
Dawson Bay	92,225	227,893	92,225	227,893	15,073	37,246
Yukon Terr.	-	-	-	-	3,563	8,804
Total	940,475	2,323,957	1,141,904	2,821,705	1,068,287	2,638,669

As a subsequent event, the Company announced on May 8, 2001 that it had relinquished 82,030 hectares of Special Exploration Permits in the Dawson Bay area of Manitoba.

The Company operates a core lab and a geochemical laboratory in Calgary.

2.        Operations and Financial Conditions

Results of Operations

Costs and Expenses

Total costs and expenses were $2,171,366 in 2000, up from $835,687 in 1999 and $737,371 in 1998. Salaries, management fees and benefits increased in 2000 due to addition in staff and the restoration of salary reductions made in previous years, and were $475,912 compared with $247,780 in 1999 and $198,538 in 1998. Under Consulting, a non-cash finder’s fee of $490,000 paid to American Precious Metals (“APM”) of Mountain Lakes, New Jersey, was the largest expense item in 2000. On May 25, 2000, the Company reported that we had concluded a consulting agreement with APM. APM received 350,000 of the Company’s common shares, subject to a four-month hold period, in consideration for assistance in materially advancing Birch Mountain’s research in the development of assay procedures. APM will be entitled to receive an additional 150,000 common shares if APM were to provide a proprietary assay procedure to Birch Mountain that reliably confirms commercial concentrations of precious metals in Athabasca rock. The higher expenses in 2000 reflected the significant increase in laboratory work and the filing of a U.S patent. Office expenses included an assessment filing to hold our Athabasca and Birch Mountain mineral permits for two more years. Legal, consulting and staff costs associated with the suspension of trading imposed by the Canadian Venture Exchange Inc. (“CDNX’) and the independent technical audit ordered by the CDNX represented a major increase in operating expenses in 2000. The preparation and filing of the Form 20-F Registration with the United States Securities and Exchange Commission also resulting in considerable additional professional costs in 2000. Higher expenses in 1999 versus 1998 reflected our increased laboratory work and industry activity associated with our co-development agreements with major oil sands producers in Athabasca.

Corporate Income and Expense

Birch Mountain is engaged in mineral exploration and technology development related to mineral characterization and extraction from rock on its mineral properties. The Company’s main source of income from year to year is interest earned on its term deposits. The interest income over the years has varied with the amount of money in term deposits and has not been a significant component of the Company’s ability to operate. Interest and other income in 2000 was $194,504 compared with $71,096 in 1999 and $38,316 in 1998.

The Company and its subsidiaries have no income from production as our properties are still at an exploration stage and technology is still under development. The Company spends about $ 150,000 per month for management and shareholder services, outside consulting, laboratory analysis, evaluation of geological samples, travel and other expenses.

Liquidity and Capital Resources

The Company’s primary sources of cash have been private placements. At December 31, 2000, the Company’s working capital was approximately $2.6 million. The Company completed private placement financings of $2.7 million in January 2000, and the exercise of warrants in April 2000 provided an additional $1.3 million. While Birch Mountain has been successful in raising funds, the Company believes that junior resource companies will continue to have difficulty financing new issues in 2001. As a result, the Company will remain prudent and cautious, preserving its working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

Comparatively, at December 31, 1999, working capital was approximately $700,000 following private placements in April and November which generated $1.7 million of cash. Working capital at December 31, 1998 was $270,000.

Capital expenditures totaled $2.4 million in 2000, of which 95% was directed to exploration. Exploration programs were focused on Birch Mountain’s two major Prairie Gold prospects, directing 97% of 2000 exploration expenditures to our Athabasca project and the balance to our Dawson Bay project. The Company spent $160,539 on scientific research in 2000, primarily on the development of proprietary extraction and analytical techniques. There were no similar expenditures on scientific research in the previous two years. The results of our scientific research led to the filing of a U.S. patent application in the spring of 2000. The Company is continuing its work in the Company’s lab, at university and government labs in Canada and at various competent independent laboratories.

In comparison, the Company’s capital expenditures in 1999 were $680,000, with 90 % directed to the Athabasca project and in 1998, they were $2.3 million. Of the $2.3 million spent in 1998, approximately $1.5 million was recovered under the terms of a joint venture agreement negotiated with Tahera Corporation (“Tahera”) in January 1998. There were no funds spent on the diamond joint venture with Tahera in 1999 or 2000, and the joint venture agreement was subsequently terminated, with Tahera earning no interest in the land.

Financing activities provided cash of $4,364,500 in 2000, primarily from proceeds received from private placements. On January 28, 2000, the Company announced the completion of a non-brokered private placement consisting of 2,365,256 units under which 1,160,000 common shares were issued with attached flow-through benefits. Each unit was priced at $1.15 and consisted of one common share and one-half common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share at an exercise price of $1.50 per common share for one year from the date of issuance.

In 1999, the Company completed two non-brokered private placements. The first consisted of 2.9 million units under which 1.45 million common shares were issued with flow-through benefits and 1.45 million without. Each unit was priced at $0.36 and consisted of one common share and one-half common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share at an exercise price of $1.00 per common share on or before April 12, 2000. Birch Mountain announced on April 28, 2000, that 1,322,226 of the warrants that were issued pursuant to a private placement announced on April 13, 1999, were exercised at $1.00 per common share. The second private placement in 1999 consisted of 491,305 units priced at $1.15 and comprised of one common share (of which 40,000 had flow-through benefits) and one-half common share purchase warrant entitling the holder to purchase one common share at an exercise price of $1.50 on or before November 10, 2000.

On February 9, 2001, the Company announced that the expiry date on all outstanding warrants were extended as follows: 230,652.5 warrants which were to have expired on February 10, 2001, will now expire on August 10, 2001; 764,231 warrants which were to have expired on April 21, 2001, will now expire on October 22, 2001; 408,614 warrants which were to have expired on April 25, 2001, will now expire on October 25, 2001, and 9,782 warrants which were to have expired on April 30, 2001, will now expire on October 31, 2001. The exercise price of all warrants remains at $1.50 per share.

In 1999, the Company received a refund of the Seriousness Bond plus interest, in the amount of $212,629 from the Federal Republic of Indonesia and sold 217,000 shares of Tahera Corporation for proceeds of $8,890. The Company continues to hold 177,000 shares of Tahera Corporation.

In 2000, employees, consultants and directors of the Company exercised an aggregate of 625,600 stock options pursuant to Birch Mountain’s stock option plan. This compares with 257,400 stock options exercised in 1999 and 47,000 in 1998.

The Company believes that its existing capital resources are adequate to maintain operations at its current rate of investment in exploration and research to the end of 2001. However, there is no assurance that events affecting the Company’s operations will not result in changes to our expenditures. The Company anticipates the need for additional funding in the future through public or private financing. Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable to Birch Mountain. To the extent that the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.

Birch Mountain does not use derivative instruments. Other than the Tahera Corporation shares, which were accepted as a settlement of debt, the Company only invests in bank guaranteed certificates of deposit, and consequently, does not expect any material loss from marketable security instruments and believes interest rate exposure is limited.

3)        Significant Events

The Canadian Venture Exchange

A significant development in the past year was the trading suspension imposed by the Canadian Venture Exchange Inc. (CDNX). On the basis of statements contained in the Company’s news release of June 15, 2000, announcing its technical achievements and the filing of a U.S. patent application, trading of the Company’s common shares was halted by the CDNX on June 16, 2000. On June 28, 2000, the CDNX suspended trading of the Company’s shares.

Following three months of information review and consultation, the Company agreed to issue a clarifying news release, cooperate with the CDNX to conduct an independent technical audit and provide assurance to the CDNX that insiders of the Company would not trade in the Company’s securities until the independent audit was complete. On this basis, the CDNX agreed to allow trading in Birch Mountain’s shares to resume. The clarifying news release was issued on September 27, 2000, and the CDNX reinstated trading of the Company’s common shares on September 29, 2000.

Associated Mining Consultants Ltd. (“AMCL”) of Calgary conducted the independent technical audit. The audit began on October 6, 2000, and a final report was issued to the CDNX and the Company on February 8, 2001. The Company issued a news release on February 16, 2001, that contained AMCL’s conclusions, and the statement that Birch Mountain considered the audit process to have been flawed and disagreed with most of AMCL’s conclusions. The CDNX again suspended trading of the Company’s common shares on March 5, 2001, based on information in the AMCL audit report. The Company has detailed its disagreements with the AMCL conclusions and has filed these, together with other third-party reports, as part of our appeal of the suspension of trading with the Alberta Securities Commission on March 9, 2001. At the time of filing this report, there had been no developments relative to our appeal.

        Registration with the United States Securities and Exchange Commission

In September 2000, Birch Mountain filed a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). A fourth amendment was filed May 8, 2001 and the Company was advised on May 10, 2001 that the SEC had no further comments on this filing. Registration with the SEC enables U.S. broker/dealers to solicit secondary investment in the Company’s securities and facilitates investment by U.S. citizens. Additionally, registration with the SEC is a prerequisite to an application for listing on a U.S. stock exchange.

The Company now must file reports with U.S. regulatory authorities that requires the reconciliation from Canadian generally accepted accounting principals (“GAAP”) to U.S. GAAP for significant differences, which are included in Note 15 to the audited financial statements found in Schedule A.

The recent accounting guide line; AcG-11- Enterprises in the Development Stage, released in March 2000 by the Canadian Institute of Chartered Accountants will be effective for fiscal periods beginning on or after April 1, 2000. The guideline states that enterprises in the development stage can defer pre-operating costs only when it is probable that these costs will be recoverable from future operations. Upon application of this guideline all outstanding balances of deferred development and pre-operating costs are to be reviewed, on a project-by- project basis, to assess their recoverability from future operations. Any write down or write off resulting from this review is to be treated as a change in accounting policy and applied retroactively without restatement of the financial statements of the prior periods.

In the absence of reasonable assurance of recovery from future related revenues, the $8,338,431 of mineral exploration costs on the balance sheet of the Company at December 31, 2000 would be written off with a corresponding increase in the January 1, 2001 opening deficit. The resulting policy for accounting for future mineral exploration costs would be to expense these cost as incurred, unless there is reasonable assurance the costs can be recovered from future operations of the related project.

The adoption of AcG-11 and the resulting change in accounting policy in the year 2001 will result in essentially the same treatment of exploration related costs for the Company under both Canadian and U.S. GAAP.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BIRCH MOUNTAIN RESOURCES LTD.
May 29, 2001	/s/ Donald L. Dabbs DONALD L. DABBS Vice-President and CFO